April 7, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1 filed February 11, 2005
	File No. 333-122764

Dear Mr. Riordan:

	We have reviewed your response letter dated April 1, 2005 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1 FILED FEBRUARY 11, 2005

Note 8.  Taxes on Income, page F-23

1. We note your response to prior comment 4. Your response indicates that your projected future taxable income is sufficient positive evidence to counteract negative evidence created by your cumulative losses in recent years. We believe that since you have suffered recent losses, realization of deferred tax assets is difficult to support if it is primarily dependent on a forecasted, but not yet demonstrated turnaround to operating profitability. Because of the weight given to recent cumulative losses, we do not believe that you have demonstrated that you have positive evidence of sufficient quality and quantity to counteract the negative evidence associated with cumulative losses in recent years.

Note 11.  Stock-Based Compensation, page F-29

2. We note your response to prior comment 9. In order to understand what information was provided to and considered by DLJMB in determining that the $500 per share was a reasonable price, please address the following:
* Please tell us what specific financial information was given to DLJMB when negotiating the price of $500;
* Please provide us with a summary of the forecasts given to DLJMB, which should include sales, gross profit, operating income, and net income;
* Please tell us whether the forecasted results of operations for the year ended December 31, 2004 were consistent with the actual results of operations for the year ended December 31, 2004. Please explain any significant differences; and
* Please tell us whether there have been any significant changes to your forecasts since providing them to DLJMB. If so, provide us with a summary of your most recent forecasts, which should include sales, gross profit, operating income, and net income, and explain any significant differences.

3.	We note your response to prior comment 10.  Your response
indicates that you believe your common stock value increased from $500 per share at November 30, 2004 to a range of $850 to $1050 in an approximately four month period primarily due to your decision to pursue an initial public offering in the United States. Though the
AICPA`s Practice Aid on the "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" indicates that it may be appropriate to assume an increase in value due to the marketability provided by an initial public offering, it is not clear how you determined that a 70% to 100% increase in value is a reasonable estimate. Please further advise.


ROCKWOOD SPECIALTIES GROUP`S
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

Comment applicable to your overall filing

4.	Please address the comments above in the future filings of
Rockwood Specialties Group, as applicable.


*	* 	*




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 942-7769, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 942-1774. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-
1887 or the undersigned at (202) 942-2864.

			Sincerely,




					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
April 7, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE